Exhibit 99.47

Date: August 13, 2019	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: MILLENNIAL ESPORTS CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	September 09, 2019
Record Date for Voting (if applicable) :	September 09, 2019
Beneficial Ownership Determination Date :	September 09, 2019
Meeting Date :	October 09, 2019
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	60041L306	CA60041L3065

Sincerely,

Computershare

Agent for MILLENNIAL ESPORTS CORP.